UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Women First HealthCare, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

978150 10 0

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 978150 10 0

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

GreenLeaf Capital, L.P., a Delaware limited partnership (IRS Identification No. 06 1539445), the sole general partner of which is GreenLeaf GP, L.L.C., a Delaware limited liability company.  The managing members of GreenLeaf GP, L.L.C. are William Laverack, Jr., Michael R. Stone and Daniel J. O’Brien.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares of Common Stock

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 0 shares of Common Stock

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ ☒

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) PN

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Broad Street Associates, LLC, a Delaware limited liability company (IRS Identification No. 06 1629578).  The managing members of Broad Street Associates, LLC are Daniel J. O’Brien and Michael R. Stone.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited liability company. The managing members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares of Common Stock

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 0 shares of Common Stock

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ ☒

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) OO

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Whitney Private Debt Fund, L.P., a Delaware limited partnership (IRS Identification No. 06-1626655), the sole general partner of which is Whitney Private Debt GP, L.L.C., a Delaware limited liability company.  The managing members of Whitney Private Debt GP, L.L.C. are Daniel J. O’Brien and Michael R. Stone.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares of Common Stock

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 0 shares of Common Stock

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ ☒

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) PN

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

J. H. Whitney Mezzanine Fund, L.P., a Delaware limited partnership (IRS Identification No. 06-1515013), the sole general partner of which is Whitney GP, L.L.C., a Delaware limited liability company.  The managing members of Whitney GP, L.L.C. are Peter M. Castleman, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares of Common Stock

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 0 shares of Common Stock

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ ☒

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
(a)	Name of Issuer Women First HealthCare, Inc.
(b)	Address of Issuer’s Principal Executive Offices 12220 El Camino Real, Suite 400 San Diego, CA 92130

Item 2.
(a)	Name of Person Filing

(i)            GreenLeaf Capital, L.P. is a Delaware limited partnership.  The name of the general partner of GreenLeaf Capital, L.P. is GreenLeaf GP, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the managing members of GreenLeaf GP, L.L.C. are as follows:  William Laverack, Jr., Michael R. Stone and Daniel J. O’Brien, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(ii)           Broad Street Associates, LLC, is a Delaware limited liability company.  The names and business address of the managing members of Broad Street Associates are as follows: Daniel J. O’Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(iii)          Whitney Private Debt Fund, L.P., is a Delaware limited partnership.  The name of the general partner of Whitney Private Debt Fund, L.P., is Whitney Private Debt GP, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the managing members of Whitney Private Debt GP, L.L.C. are as follows:  Daniel J. O’Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(iv)          J.H. Whitney Mezzanine Fund, L.P. is a Delaware limited partnership.  The name of the general partner of J.H. Whitney Mezzanine Fund, L.P. is Whitney GP, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the managing members of Whitney GP, L.L.C. are as follows: Peter M. Castleman, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(b)	Address of Principal Business Office or, if none, Residence
(i) GreenLeaf Capital, L.P. 177 Broad Street Stamford, CT 06901

(ii) Broad Street Associates, LLC 177 Broad Street Stamford, CT 06901
(iii) Whitney Private Debt Fund, L.P. 177 Broad Street Stamford, CT 06901
(iv) J. H. Whitney Mezzanine Fund, L.P. 177 Broad Street Stamford, CT 06901

(c) Citizenship

(i)            GreenLeaf Capital, L.P. is a Delaware limited partnership.  Its general partner is a Delaware limited liability company.  All of the individual managing members of the general partner are citizens of the United States.

(ii) Broad Street Associates, LLC is a Delaware limited liability company. All of the individual managing members of Broad Street Associates, LLC are citizens of the United States.

(iii)          Whitney Private Debt Fund, L.P. is a Delaware limited partnership.  Its general partner is a Delaware limited liability company.  All of the individual managing members of the general partner are citizens of the United States.

(iv)          J. H. Whitney Mezzanine Fund, L.P. is a Delaware limited partnership.  Its general partner is a Delaware limited liability company.  All of the individual managing members of the general partner are citizens of the United States.

(d) Title of Class of Securities Common Stock

(e) CUSIP Number 978150 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.       ☒

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The following information is provided as of January 19, 2003

	(a)	Amount beneficially owned:
GreenLeaf Capital, L.P. is the beneficial owner of 0 shares.(1)
Broad Street Associates, LLC is the beneficial owner of 0 shares.(1)
Whitney Private Debt Fund, L.P. is the beneficial owner of 0 shares.(1)
J. H. Whitney Mezzanine Fund, L.P. is the beneficial owner of 0 shares.(1)

	(b)	Percent of class:
0.00% for GreenLeaf Capital, L.P.;
0.00% for Broad Street Associates, L.P.;
0.00% for Whitney Private Debt Fund, L.P.; and
0.00% for J. H. Whitney Mezzanine Fund, L.P.

	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
0 shares for GreenLeaf Capital, L.P.;
0 shares for Broad Street Associates, LLC;
0 shares for Whitney Private Debt Fund, L.P.; and
0 shares for J. H. Whitney Mezzanine Fund, L.P.

(ii) Shared power to vote or to direct the vote
0 shares for GreenLeaf Capital, L.P.;
0 shares for Broad Street Associates, LLC;
0 shares for Whitney Private Debt Fund, L.P.; and
0 shares for J. H. Whitney Mezzanine Fund, L.P.

(iii)	Sole power to dispose or to direct the disposition of
0 shares for GreenLeaf Capital, L.P.;
0 shares for Broad Street Associates, LLC;
0 shares for Whitney Private Debt Fund, L.P.; and
0 shares for J. H. Whitney Mezzanine Fund, L.P.

(iv)	Shared power to dispose or to direct the disposition of
0 shares for GreenLeaf Capital, L.P.;
0 shares for Broad Street Associates, LLC;
0 shares for Whitney Private Debt Fund, L.P.; and
0 shares for J. H. Whitney Mezzanine Fund, L.P.

(1)                                  On January 18, 2005, the effective date of the Plan of Reorganization in the issuer’s bankruptcy proceeding, all of the shares of Series B Convertible Preferred Stock and Warrants to purchase Common Stock held by GreenLeaf Capital, L.P., Broad Street Associates, Whitney Private Debt Fund, L.P., and J.H. Whitney Mezzanine Fund, L.P. were cancelled, and the obligations of the issuer with respect to such securities were cancelled.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by GreenLeaf Capital, L.P., Broad Street Associates, LLC, Whitney Private Debt Fund, L.P., and J. H. Whitney Mezzanine Fund, L.P.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below, the undersigned certify that, to the best of their knowledge and.belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of GreenLeaf Capital, L.P., Broad Street Associates, LLC, Whitney Private Debt Fund, L.P. and J.H. Whitney Mezzanine Fund, L.P. certifies that the information set forth in this statement is true, complete and correct.

Date:	February 9, 2005

GREENLEAF CAPITAL, L.P.

By:	GreenLeaf GP, L.L.C.

By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien
Managing Member

BROAD STREET ASSOCIATES, LLC

By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien
Managing Member

WHITNEY PRIVATE DEBT FUND, L.P.

By:	Whitney Private Debt GP, L.L.C.

By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien
Managing Member

J. H. WHITNEY MEZZANINE FUND, L.P.

By:	Whitney GP, L.L.C.

By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien
Managing Member